

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2023

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles Inc.
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

> **Re:** **Atlis Motor Vehicles Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2023**
> **File No. 333-269492**

Dear Mark Hanchett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: James R. Brown